SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   X             Form 40-F
                        -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                       No   X
                  -----                    -----

"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated November 8, 2002, in connection with the Company's new short- and medium-term business targets.


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Press Release

For your business and technology editors

              ABB Sets New Short- and Medium-Term Business Targets

Zurich, Switzerland, November 8, 2002 - ABB, the leading power and automation technology group, said today it expects earnings before interest and taxes in 2002 to reach a margin of 1.5 percent, with revenues flat or slightly down.

ABB also gave further details of future targets, as well as the structural changes and restructuring program designed to cut its cost base and improve operational performance.

The key points, being announced today at a briefing for financial analysts and investors in Zurich, include:

     - EBIT margin expected to be 1.5 percent for 2002; target of 4 percent in 2003 and 8 percent for 2005

     - Group revenues expected to be flat or slightly down in 2002; annual revenue growth of about 4 percent from 2002 through 2005

     - Automation Technologies and Power Technologies divisions set EBIT targets of 10.7 and 10 percent respectively for 2005

     - Management of Automation Technologies and Power Technologies streamlined; Business Areas cut from 18 to 12; key country and region managers integrated into divisional management teams to increase management efficiency

     - New program to lower cost base by 4 percent of revenues, announced on October 24, to start on January 1, 2003, and be completed in 18 months. Two-thirds of cost reductions to come from job cuts, one-third from other actions, but not possible yet to give job reduction figures

     - Current US$ 500 million cost reduction program to be completed by mid-2003

     - Oil, Gas and Petrochemicals division, as well as Building Systems, to be divested in 2003

The new EBIT margin targets follow the announcement on October 21, 2002 that ABB was revising its earnings outlook because of lingering market weakness and slower than expected benefits from its cost reduction program.

"The streamlining of our structure and the program to lower the cost base by four percent of revenues demonstrate our commitment to restoring profitability," said chairman and CEO Jurgen Dormann. "We are taking forceful action to improve operational performance and cash flow."

"We need a rapid and radical change. We are taking the measures needed to optimize the business, build on our strong product and customer base, and technological leadership positions. Over time, the aim is real expansion with increased market share and profitable growth," said Dormann.

"The underlying strengths in our core businesses of automation and power technologies are reflected by the EBIT margins set for 2005," he added.

Revised structure and cost reductions

Actions are being taken to cut Corporate/Other costs. They include cutting headquarter costs by about US$ 20 million to an estimated US$ 130 million in 2005, and eliminating losses from noncore activities by 2005.

The head of the Automation Technologies division, Dinesh Paliwal, set an annual revenue growth target of 3.3 percent from 2002 through 2005, and an EBIT target margin of 10.7 percent for 2005. For 2003, divisional revenues are expected to grow by 3 percent with an EBIT margin of 7.1 percent.

For the full year 2002, Automation Technologies' divisional revenues are expected to decline 3 percent, and EBIT margin is expected at 6.5 percent.

The head of the Power Technologies division, Peter Smits, set an annual revenue growth target of 5.3 percent from 2002 through 2005, and an EBIT margin of 10 percent for 2005. For 2003, divisional revenues are expected to also grow by 5.3 percent, with an EBIT margin of 7 percent.

For the full year 2002, Power Technologies' divisional revenues are expected to increase 2.2 percent, and EBIT margin is expected at 6 percent.

Managements in both divisions have been simplified to increase efficiency, and more cohesive management teams now include Country Managers, Region Managers and Local Division Managers from key countries.

Automation Technologies has about 63,000 employees and revenues of around US$
8.4 billion.

The divisional management team:

Dinesh Paliwal       Division Head
Herbert Parker       CFO
Don Aiken            Country Manager, U.S.
China                Local Division Manager
Martinus Brandal     Paper, Metals, Minerals & Marine
Frank Duggan         Petroleum, Chemicals & Consumer
Bo Elisson           Robotics, Automotive & Manufacturing
Germany              Local Division Manager
Sten Jakobsson       Country Manager, Sweden
Bernhard Jucker      Drives, Motors & Turbochargers

Tom Sjokvist         Low Voltage Products & Instruments
Teemu Tunkelo        Control Platform Products


Power  Technologies has about 43,000 employees and annual revenues of around US$
7.5 billion.

The division management team:

Peter Smits          Division Head and member of the ABB
                      Group Executive Committee
Victor Bolt          CFO
Max Abitbol          Region Manager, Middle East and Africa
Jens Birgersson      High-Voltage Products
Josef A. Durr        Power Systems
Michael Hirth        Utility Automation Systems
Brice Koch           Distribution Transformers
Peter Leupp          Country Manager, China
Benny Olsson         Region Manager, Latin America
Joakim Olsson        Power Transformers
John Sullivan        Local Division Manager, U.S.
Guido Traversa       Medium-Voltage Products

Further balance sheet improvements

ABB remains on track to reduce net debt by at least US$ 1.5 billion in 2002, from US$ 4.1 at the end of December 2001.

Going forward, ABB will communicate its target for total debt instead of net debt (net debt is defined as total debt minus marketable securities). This is more appropriate to ABB's industrial core businesses.

The Group expects to reduce total debt to approximately US$ 6.5 billion in 2003, with a gearing (total debt as a percentage of total capitalization) of about 70 percent.

The target for 2005 is to reduce total debt to about US$ 4 billion with a gearing of about 50 percent.

Debt reductions will be achieved using proceeds from the divestment of non-core activities and higher operational cash-effective earnings.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information, please contact:
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Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com
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                                      -4-
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABB LTD


Date:  November 8, 2002                  By:       /s/  BEAT HESS
                                            -----------------------------------
                                            Name:   Beat Hess
                                            Title:  Group Senior Officer



                                         By:        /s/ HANS ENHORNING
                                            -----------------------------------
                                            Name:   Hans Enhorning
                                            Title:  Group Vice President